UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Edgewater Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

280358102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 625,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 625,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 625,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 625,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON AMERI HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON AMERI AND PARTNERS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON LENNY ALUGAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON STEPHEN R. BOVA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON ROBERT G. PEARSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON DHRUWA N. RAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 280358102

1	NAME OF REPORTING PERSON TIMOTHY WHELAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 280358102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Edgewater Technology, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 200 Harvard Mill Square, Suite 210, Wakefield, Massachusetts 01880.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)           Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)          Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value Investors;

(iii)         Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors and a certain managed account (the “Separately Managed Account”);

(iv)        Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management;

(v)         AMERI Holdings, Inc., a Delaware corporation (“AMERI”);

(vi)        Ameri and Partners Inc., a Delaware corporation (“Ameri & Partners” and together with AMERI, “Ameri100”);

(vii)       Lenny Alugas;

(viii)      Stephen R. Bova;

(ix)         Robert G. Pearse;

(x)          Dhruwa N. Rai; and

(xi)         Timothy Whelan.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Lone Star Value Investors, Lone Star Value GP, Lone Star Value Management and Mr. Eberwein is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870. The address of the principal office of each of AMERI and Ameri & Partners is 100 Canal Pointe Building, Princeton, New Jersey 08540. The officers and directors of each of AMERI and Ameri & Partners and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The address of the principal office of Mr. Alugas is c/o Western Union, 185 Berry Street, San Francisco, California 94107. The address of the principal office of Mr. Bova is 10 River Glen Circle, Little Rock, Arkansas 72202. The address of the principal office of Mr. Pearse is 12610 Arroyo De Arguello, Saratoga, California 95070. The address of the principal office of Mr. Rai is 525 Ramblewood Drive, Bryn Mawr, Pennsylvania 19010. The address of the principal office of Mr. Whelan is 33 Inwood Road, Essex Fells, New Jersey 07021.

CUSIP NO. 280358102

(c)           The principal business of Lone Star Value Investors is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Investors. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors and the Separately Managed Account. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management; he also serves as the Chairman of the Board of AMERI. AMERI is a holding company for Ameri & Partners. Ameri & Partners is a strategic consulting firm that brings a synergistic blend of classic consulting and product-based consulting services to its customer base, and is the wholly-owned operating subsidiary of AMERI. Mr. Alugas is the Senior Vice President of Operations of The Western Union Company, a financial services and communications company. Mr. Bova is an independent consultant, offering business strategy advice, organization analysis and CEO mentoring. Mr. Pearse is a Managing Partner at Yucatan Rock Ventures, where he specializes in technology investments and consulting; he also serves as a director of AMERI. Mr. Rai is the former Vice President of Industrial Coatings at Axalta Coatings Systems Ltd. (formerly DuPont Performance Coatings), one of the largest coating companies in the world. Mr. Whelan is a Co-Founder and Managing Director of Echo Financial Business Consulting, a privately held financial and operational consulting firm.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Eberwein, Alugas, Bova, Pearse, Rai and Whelan are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Lone Star Value Investors and held in the Separately Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 600,000 Shares beneficially owned by Lone Star Value Investors is approximately $4,341,375, including brokerage commissions. The aggregate purchase price of the 25,000 Shares held in the Separately Managed Account is approximately $182,528, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 280358102

On October 26, 2015, Lone Star Value Investors (together with the other participants named in its consent solicitation, the “Shareholder Group”) filed a preliminary consent solicitation statement on Schedule 14A with the Securities and Exchange Commission (the “Consent Statement”). Through the Consent Statement, the Shareholder Group is soliciting stockholders’ consent for a number of proposals (the “Proposals”), the ultimate effect of which would be to remove five current members of the Issuer’s Board of Directors (the “Board”), representing all current directors other than the Issuer’s Chief Executive Officer, and replace them with five highly qualified director nominees, Lenny Alugas, Stephen R. Bova, Robert G. Pearse, Dhruwa N. Rai and Timothy Whelan (the “Nominees”), who are fully committed to ensuring that the best interests of stockholders are properly prioritized. Also on October 26, 2015, the Shareholder Group delivered an executed written consent to the Issuer in support of the Proposals, along with a request for the Issuer to establish a record date to determine the stockholders of the Issuer entitled to consent to the corporate actions set forth in the Proposals in writing without a stockholders meeting.

As more fully explained in the press release (the “Press Release”) issued by the Shareholder Group on October 26, 2015, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, the Shareholder Group is concerned that the Board lacks the proper commitment to stockholder interests and value to open-mindedly explore all options to maximize value. In June 2015, Ameri100 first contacted the Issuer to discuss a potential business combination between the Issuer and Ameri100 that Ameri100 believes would yield significant synergies and create substantial value for the Issuer’s stockholders. Ameri100 submitted a written proposal to acquire all of the outstanding shares of the Issuer for $8.50 per Share, a 20% premium to the Issuer’s average stock price in the twelve months preceding the proposal.  The Issuer’s Board and management team refused to meet with Ameri100 or have any discussions regarding the proposal and delivered a cursory rejection to Ameri100 only a week later without any evidence of serious consideration.

Given the Shareholder Group’s concerns that the actions of the incumbent Board were inconsistent with its fiduciary duties to stockholders, in connection with the delivery of Ameri100’s revised proposal to the Board on October 26, 2015 offering to acquire all of the outstanding Shares of the Issuer for $8.50 per Share in an all-stock transaction, the Shareholder Group filed the Consent Statement in order to allow stockholders to reconstitute the Board with directors who are committed to maximizing value for stockholders.

In the Press Release, the Shareholder Group also explained its belief that the Issuer’s poor financial and operating performance is due in large part to its outdated business model whereby the Issuer does not maximize the potential of its workforce. The Shareholder Group believes that a merger with Ameri100 would benefit the Issuer’s customers, employees and stockholders by converting its business model to a hybrid US/India-based company with the ability to offer clients a broader and better service offering.

The Shareholder Group concluded by urging the Board to reconsider Ameri100’s proposal and immediately form a special committee to conduct a full and fair strategic review process and engage in good faith negotiations with Ameri100.  In the event the Board does so, the Shareholder Group will reevaluate the need for its campaign and may abandon the consent solicitation; however, if the Board refuses to do so, the Shareholder Group is fully prepared to move forward with its campaign to replace five incumbents with independent and qualified directors who are truly committed to maximizing stockholder value.

CUSIP NO. 280358102

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,751,061 Shares outstanding as of July 27, 2015, which is the total number of Shares reported outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 3, 2015.

A.	Lone Star Value Investors

(a)	As of the close of business on October 23, 2015, Lone Star Value Investors beneficially owned 600,000 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 600,000 Shares owned by Lone Star Value Investors.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 280358102

C.	Lone Star Value Management

(a)
As of the close of business on October 23, 2015, 25,000 Shares were held in the Separately Managed Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors and the Separately Managed Account, may be deemed the beneficial owner of the (i) 600,000 Shares owned by Lone Star Value Investors and (ii) 25,000 Shares held in the Separately Managed Account.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 625,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 625,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Lone Star Value Management through the Separately Managed Account and on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 600,000 Shares owned by Lone Star Value Investors and (ii) 25,000 Shares held in the Separately Managed Account.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 625,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 625,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors and through the Separately Managed Account during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	AMERI

(a)	As of the close of business on October 23, 2015, AMERI did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	AMERI has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 280358102

F.	Ameri & Partners

(a)	As of the close of business on October 23, 2015, Ameri & Partners did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Ameri & Partners has not entered into any transactions in the Shares during the past 60 days.

G.	Messrs. Alugas, Bova, Pearse, Rai and Whelan

(a)	As of the close of business on October 23, 2015, none of Messrs. Alugas, Bova, Pearse, Rai and Whelan beneficially owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Alugas, Bova, Pearse, Rai and Whelan have not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 26, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to form a group for the purpose of (i) soliciting written consents or proxies in favor of the Proposals set forth in the Consent Statement, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing, and (c) Ameri100 agreed to bear all pre-approved expenses incurred in connection with the solicitation.  A copy of this agreement is attached as exhibit 99.2 hereto and is incorporated herein by reference.

CUSIP NO. 280358102

Pursuant to letter agreements, Lone Star Value Investors and Ameri100 have agreed to indemnify each of the Nominees against claims arising from the solicitation of written consents or proxies from the Issuer’s stockholders in connection with the Proposals. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Press Release, dated October 26, 2015.

99.2	Joint Filing and Solicitation Agreement, dated October 26, 2015.

99.3	Form of Indemnification Agreement.

99.4	Form of Power of Attorney.

CUSIP NO. 280358102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2015

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN Individually and as attorney-in-fact for Lenny Alugas, Stephen R. Bova, Robert G. Pearse, Dhruwa N. Rai and Timothy Whelan

AMERI Holdings, Inc.

By:	/s/ Giri Devanur
	Name:	Giri Devanur
	Title:	President and Chief Executive Officer

CUSIP NO. 280358102

Ameri and Partners Inc.

By:	/s/ Giri Devanur
	Name:	Giri Devanur
	Title:	President and Chief Executive Officer

CUSIP NO. 280358102

SCHEDULE A

Directors and Officers of AMERI Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey E. Eberwein Chairman*
Robert G. Pearse Director*
Giri Devanur President, Chief Executive Officer and Director	President and Chief Executive Officer of AMERI Holdings, Inc. (“AMERI”) and Chief Executive Officer of Ameri and Partners Inc. (“Ameri & Partners”)	100 Canal Pointe Building Princeton, New Jersey 08540	India
Srinidhi “Dev” Devanur Executive Vice Chairman	Executive Vice Chairman of AMERI and Chairman of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India
Dimitrios J. Angelis Director	Company Director	100 Canal Pointe Building Princeton, New Jersey 08540	United States
Dr. Arthur M. Langer Director	Academic Director and Faculty member of the Executive Masters in Technology Management at Columbia University	100 Canal Pointe Building Princeton, New Jersey 08540	United States
Dr. Robert Rosenberg Director	Director of entrepreneurship programs in the Polsky Center for Entrepreneurship and Innovation at the University of Chicago	100 Canal Pointe Building Princeton, New Jersey 08540	United States
Brunda Jagannath Vice President of Finance	Vice President of Finance of AMERI and Chief Financial Officer of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India

*Jeffrey E. Eberwein and Robert G. Pearse are Reporting Persons and, as such, the information with respect to such persons called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 280358102

Directors and Officers of Ameri and Partners Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Srinidhi “Dev” Devanur Chairman	Executive Vice Chairman of AMERI and Chairman of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India
Giri Devanur Chief Executive Officer	President and Chief Executive Officer of AMERI and Chief Executive Officer of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India
Srirangan Rajagopal Executive Vice President	Executive Vice President of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India
Carlos Fernandez Executive Vice President, USA	Executive Vice President, USA of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	United States
Brunda Jagannath Chief Financial Officer	Vice President of Finance of AMERI and Chief Financial Officer of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India

CUSIP NO. 280358102

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

1,173	7.0100	08/07/2015
655	7.0621	08/10/2015
2,995	6.9212	08/11/2015
100	7.0100	08/19/2015
5,000	7.1500	08/20/2015
200	6.9700	08/21/2015
24,700	6.8586	08/24/2015
3,000	6.4007	08/24/2015
1,200	6.5858	08/24/2015
2,400	6.8985	08/25/2015
7,600	6.8048	08/26/2015
800	6.8100	08/27/2015
329	6.8491	08/27/2015
10,000	6.9870	08/27/2015
4,876	7.1429	08/31/2015
400	7.0700	09/01/2015
300	7.1467	09/02/2015
1,000	7.2100	09/03/2015
100	7.2100	09/03/2015
1,000	7.2100	09/04/2015
180	7.0000	09/08/2015
600	7.2100	09/08/2015
1,000	7.2500	09/10/2015
901	7.2500	09/10/2015
1,000	7.2100	09/15/2015
1,000	7.2100	09/15/2015
1,000	7.2100	09/15/2015
2,000	7.1948	09/15/2015
1,000	7.1980	09/16/2015
1,000	7.1950	09/16/2015
800	7.1488	09/16/2015
314	7.1500	09/16/2015
624	7.1900	09/16/2015
7,000	7.2210	09/17/2015
5,000	7.2451	09/17/2015
1,000	7.2490	09/17/2015
576	7.2500	09/17/2015
1,000	7.2500	09/17/2015
1,000	7.2500	09/17/2015
1,000	7.2310	09/17/2015
1,000	7.2100	09/17/2015
2,800	7.0900	09/18/2015

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204	7.2100	09/18/2015
700	7.2043	09/18/2015
1,000	7.2228	09/21/2015
225,000	7.1700	09/23/2015
5,000	7.2158	09/23/2015
1,400	7.2757	09/23/2015
3,100	7.2532	09/24/2015
200	7.2600	09/24/2015
200	7.2500	09/24/2015
200	7.2416	09/24/2015
200	7.2550	09/24/2015
1,000	7.2530	09/25/2015
1,000	7.2290	09/25/2015
1,000	7.2500	09/25/2015
1,000	7.2490	09/25/2015
1,000	7.2410	09/25/2015
1,000	7.2430	09/25/2015
1,000	7.2420	09/25/2015
1,000	7.2350	09/25/2015
996	7.2500	09/25/2015
324	7.2470	09/25/2015
1,000	7.1481	09/25/2015
20,302	7.2062	09/28/2015
3,200	7.2953	09/29/2015
1,700	7.3000	09/29/2015
4,600	7.2483	09/30/2015
1,000	7.3100	10/01/2015
1,000	7.3294	10/02/2015
1,000	7.3300	10/02/2015
1,000	7.3280	10/02/2015
1,000	7.3306	10/02/2015
1,000	7.3400	10/02/2015
1,000	7.3400	10/02/2015
1,300	7.3445	10/02/2015
1,000	7.3500	10/02/2015
1,000	7.3120	10/05/2015
1,000	7.3300	10/05/2015
1,000	7.3340	10/05/2015
1,000	7.3420	10/05/2015
1,000	7.3450	10/05/2015
26,600	7.3500	10/05/2015
10,000	7.3500	10/06/2015
10,000	7.3500	10/06/2015
10,000	7.3500	10/06/2015
10,000	7.3500	10/06/2015
175	7.2600	10/07/2015
1,500	7.1480	10/08/2015
20,000	7.3498	10/08/2015
10,000	7.3500	10/08/2015
2,670	7.3500	10/08/2015
522	7.3500	10/13/2015

CUSIP NO. 280358102

19,640	7.4479	10/15/2015
15,000	7.4993	10/15/2015
5,000	7.4966	10/16/2015
1,000	7.5968	10/16/2015
5,000	7.7000	10/16/2015
400	7.6975	10/16/2015
1,082	7.7521	10/16/2015
5,600	7.7898	10/16/2015
1,185	7.4975	10/21/2015
1,000	7.5407	10/21/2015
1,000	7.5500	10/21/2015
2,200	7.5364	10/21/2015
1,000	7.5000	10/21/2015
1,000	7.5000	10/21/2015
1,000	7.4980	10/21/2015
20,599	7.4989	10/21/2015
4,401	7.6255	10/22/2015

LONE STAR VALUE MANAGEMENT, LLC
(Through the Separately Managed Account)

62	7.0100	08/07/2015
34	7.0621	08/10/2015
800	7.1000	09/01/2015
20	7.0000	09/08/2015
337	7.1000	09/14/2015
59	7.2017	09/16/2015
999	7.2500	09/17/2015
1,000	7.2500	09/17/2015
1,000	7.3300	10/02/2015
1,000	7.3500	10/06/2015
1,000	7.3500	10/06/2015
1,000	7.3500	10/06/2015
1,000	7.3498	10/08/2015
267	7.3500	10/08/2015
4,733	7.5932	10/16/2015